                                           Lynda Sullivan, FCA, FCPA, CPA (Illinois)
                       Executive Vice President & Group Chief Accounting Officer

October 23, 2014

Mr. Joel N. Parker
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:   Manulife Financial Corporation
Form 40-F for the Fiscal Year Ended December 31, 2013
 Filed February 26, 2014 and amended on March 21, 2014
 File No. 1-14942

Dear Mr. Parker:

This letter responds to the comments by the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 10, 2014, regarding the above referenced filing on Form 40-F of Manulife Financial Corporation (the “Company”).

For convenience and ease of reference, the comments from your letter are reproduced below in bold immediately followed by the Company’s response in plain text.

Comment 1:
Exhibit 99.1 Consolidated Financial Statements for the fiscal year ended December 31, 2013
Consolidated Statements of Income, page 5

We acknowledge your response to our previous comment. In your response to the third bullet, you note the key driver of the swing in the change in insurance contract liabilities relates to the impact of fair value accounting which is reported as normal in-force movement. You further indicate on page 63 of Management’s Discussion and Analysis that the net in-force movement over the year was a decrease of $11,014 million and a material part of the in-force movement decrease was due to a decrease in policyholder liabilities for segregated fund products. Please tell us if the segregated fund products that you refer to above relate to the segregated funds presented separately on your Consolidated Statements of Financial Position. If so, please tell us how and why these funds impact your insurance contract liabilities and why they are presented in your Consolidated Statements of Income on the caption entitled, change in insurance contract liabilities, when you disclose in Note 1(g) on page 13 of your financial statements that investment earnings and expenses associated with segregated funds are not presented in your Consolidated Statements of Income. If not, please help us understand what segregated fund products relate to your insurance contract liabilities.

200 Bloor Street East, NT 10,Toronto, ON M4W 1E5 Tel: (416) 415-3993 Fax: (416) 926-6285 E-mail: lynda_sullivan@manulife.com	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

On page 63 of the Management’s Discussion and Analysis (“MD&A”) we are referring to certain guarantees, provided by the Company or one of our subsidiaries, associated with the segregated fund products such as guaranteed minimum income, withdrawal or accumulation benefits and not to the segregated funds presented separately on our Consolidated Statements of Financial Position. As indicated in Note 1(g), investment earnings and expenses associated with segregated funds are not reflected in our Consolidated Statements of Income.  In the future we will improve the description by changing “segregated fund products” to “guarantees associated with segregated fund products”.  These guarantees are noted in the last paragraph of Note 1(g) on page 13 of the financial statements, where we state that “the liabilities related to the guarantees associated with certain funds as a result of certain variable life and annuity contracts, are recorded within the Company’s insurance contract liabilities”.

Comment 2:
Notes to Consolidated Financial Statements
Note 8 Insurance Contract Liabilities and Reinsurance Assets
(a) Insurance contract liabilities and reinsurance assets, page 36

To help us better understand your accounting for insurance contract liabilities, please explain to us how these liabilities can be simultaneously based on the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes and expenses on policies in-force as well as set to the value of the assets required to support them. To the extent these two concepts are different please tell us whether you apply each to different types of policies written.

The concept of reserve setting under the Canadian Asset Liability Method (CALM) is based on a determination of the necessary asset cash flows that will satisfy the liability cash flows.  Accordingly, the asset values and returns are used as an input to solving that equation.  While the sentence in Note 8(a) that states, “Liabilities are set equal to the statement of financial position value of the assets required to support them,” is mechanically true because the CALM methodology solves for the assets that are needed to fulfill the payment of policy obligations, the paragraph that follows that statement is a better reflection of how the liability measurement is related to the asset values:  “The determination of net actuarial liabilities is based on an explicit projection of cash flows using current assumptions for each material cash flow item.  Investment returns are projected using the current asset portfolios and projected reinvestment assumptions”.

The assumptions that underlie the solution include the current assets that are held, which may be added to or reduced in the process; and projections of the future (i) cash flows from those assets, (ii) liability cash flows, (iii) investment returns, and (iv) re-investments/divestments.  The liabilities are then expressed as an amount equal to the financial statement value of the current assets plus or minus the level of assets that were added to or subtracted from those initial assets to enable them to fulfil the payment of the policy obligations.  It is for this reason that we noted in our adoption of  IFRS in 2011 and section 3855 of the CICA Handbook Section in 2007, that any changes in the carrying value of the invested assets that support insurance liabilities that changed due to the adoption was offset by corresponding changes in insurance liabilities.  The mechanical description is not necessary in light of our other disclosure on this item.  In future we will remove the underlined statement from this disclosure.

While not directly related to your question, fair value accounting is indirectly related to the asset and liability relationship and was a topic of our response to a May 2013 SEC comment letter.   In the 2013 MD&A we included a fair value accounting section and thought that it might help clarify the relationship between assets and liabilities as part of this current discussion.

Impact of Fair Value Accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The difference between the reported amounts of our assets and liabilities determined as of the balance sheet date in accordance with the applicable mark-to-market accounting principles is reported as investment-related experience, the direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged, each of which impacts net income….

As outlined under “Critical Accounting and Actuarial Policies” below, net insurance contract liabilities under IFRS are determined using the Canadian Asset Liability Method (“CALM”), as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using the current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss).

If you require anything further in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

/s/ Lynda Sullivan

Lynda Sullivan, Executive Vice President & Group Chief Accounting Officer

cc:           Stephen Roder, Senior Executive Vice President and Chief Financial Officer
    Antonella Deo, Vice President and Corporate Secretary